UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___5___)

Intertape Polymer Group Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

460919103
(CUSIP Number)
Date of Event Which Requires Filing of this Statement:  Annual Filing



Check the following box if a fee is being paid with this statement:

 A fee is not required only
if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
CUSIP NO. 460919103


1
Name of reporting person
S.S. or I.R.S. Identification No. of Above Person

THE CC&L FINANCIAL SERVICES GROUP





2
Check the appropriate box if a member of a group
(a)









(b)
x






3
SEC USE ONLY
4
Citizenship or place of organization

Vancouver, British Columbia, Canada

5
Sole Voting Power
Number of Shares


Beneficially
6
Shared Voting Power
owned

2,307,248
by each reporting
7
Sole Dispositive Power
person with

2,307,248

8
Shared Dispositive Power



9
Aggregate amount beneficially owned by each reporting person

The CC&L Financial Services Group
2,307,248
10
Check box if the aggregate amount in row (9) excludes certain shares*

Not Applicable
11
Percent of Class Represented by amount in Row 9

The CC&L Financial Services Group
8.20%
12
Type of Reporting*

HC (Parent Holding Company)



SCHEDULE 13G


Item 1.
	(a)	Intertape Polymer Group Inc.
	(b)	110 E MONTEE DE LIESSE
		ST. LAURENT, QUEBEC  H4T 1N4
		CANADA

Item 2.
	(a)	THE CC&L FINANCIAL SERVICES GROUP
	(b)	1200 Cathedral Place
		925 West Georgia Street
		Vancouver, BC  V6C 3L2
		Canada
	(c)	Vancouver, British Columbia, Canada
	(d)	Common
	(e)	460919103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(h), check whether the person filing is a:
	Parent Holding Company, in accordance with ss 240.13d-1(b)(ii)(G)

Item 4.	Ownership
	(a)	2,307,248
	(b)	8.20%
	(c)
		(i)	Not applicable
		(ii) 	2,307,248
		(iii)	2,307,248
		(iv) 	Not applicable

Item 5.	Ownership of Five Percent or Less of a Class
	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not applicable

Item 7.	Identification and Classification of the
Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company
	See attached Exhibit

Item 8.	Identification and Classification of Members of the Group
	Not applicable

Item 9.	Notice of Dissolution of Group
	Not applicable


Item 10.	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	The CC&L Financial Services Group ("Partnership") and Connor, Clark & Lunn Investment Management Ltd. ("Company")
 are of the view that they and the investment companies and other accounts that they manage are not acting as a "group" for the purposes of section 13(d) under the Act and that they and such investment companies and accounts are not otherwise required to attribute to each other the "beneficial ownership"
 of securities "beneficially owned" under Rule 13D-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the Partnership and the Company and such investment companies and accounts should not be aggregated for purposes of section 13(d).  However, the Partnership is making
this filing on a voluntary basis as if all of the shares are beneficially owned by the Partnership and the
 Company on a joint basis.


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 13, 2001              _
										Date


_____________________________
										Signature


        Alastair Dunn, Partner    _
										Name/Title


2
		Page

4
		Page